8-3-2004

04016671

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VE 7-29-04

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

RECEIVED JUL 28 2004 WASH, D.C. 155 SECTION

SEC FILE NUMBER
8-65996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mbroker, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11428 E. ARTESIA BLVD. SUITE #5
(No. and Street)

ARTESIA (City) CA (State) 90701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. SCOTT TARRA 949-770-6154
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANNE TAHIM, AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

2331 W. LINCOLN AVE SUITE #300 (Address) ANAHEIM (City) CA (State) 92801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 8-3-2004

OATH OR AFFIRMATION

I, SCOTT TARRA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mbroker, Inc., as of MARCH 31, 2004, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

7-26-04

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of ORANGE } ss.

On July 26, 2004 (Date) before me, KUMAR BHATT (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),
personally appeared SCOTT TARRA (Name(s) of Signer(s)),

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

KUMAR BHATT
Commission # 1480764
Notary Public - California
Orange County
My Comm. Expires Apr 6, 2008

WITNESS my hand and official seal.

[signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: OATH OR AFFIRMATION

Document Date: 07-26-2004 Number of Pages: 1

Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer

Signer's Name: ____________

☒ Individual
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____________

Signer Is Representing: Mlorokey, Inc.

RIGHT THUMBPRINT OF SIGNER
Top of thumb here



FINANCIAL STATEMENTS

MARCH 31, 2004

MBROKER, INC.
13304 ALONDRA BLVD; 2ND FLOOR
CERRITOS, CA 90703

Prepared by:
Anne Tahim, An Accountancy Corporation

MBROKER, INC.
(A Development Stage Company)
TABLE OF CONTENTS

MBROKER, INC. **a Delaware Corporation**

Supplemental Information

ANNE TAHIM,
An Accountancy Corporation
http://www.annetahim.com
2331 W. Lincoln Avenue, Suite 300
Anaheim, California 92801
Telephone (714) 772-4744
Facsimile (714) 772-0650

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Mbroker, Inc.

We have audited the consolidated balance sheet of Mbroker, Inc. (A Development Stage Company), a Delaware Corporation as of March 31, 2004 and the related consolidated statement of operations, changes in stockholders' equity, and cash flows for the years ended March 31, 2004 and from the date of inception to March 31, 2004 . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mbroker, Inc. as of March 31, 2004 and the result of its operations and its cash flows for the years ended March 31, 2004 and from the date of inception to March 31, 2004 in accordance with generally accepted accounting principles in the United States of America.

Anne Tahim, An Accountancy Corp.

Anne Tahim, An Accountancy Corporation
Anaheim, California
May 24, 2004

MBROKER, INC.
(A Development Stage Company)
Consolidated Balance Sheet
As of March 31, 2004

ASSETS

CURRENT ASSETS	
Cash in Banks	$ 318,218
TOTAL CURRENT ASSETS	318,218
PROPERTY, PLANT AND EQUIPMENT	
Property, Plant and Equipment (net of accumulated depreciation)	1,482
TOTAL PROPERTY AND EQUIPMENT	1,482
OTHER ASSETS	
Deposits	32,017
TOTAL OTHER ASSETS	32,017
TOTAL ASSETS	351,717

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
CURRENT LIABILITIES	
Accounts Payable	269,841
Income Tax Payable-state	884
TOTAL CURRENT LIABILITIES	270,725
MINORITY INTEREST	2,289
STOCKHOLDERS' EQUITY	
Common stock, $0.01 par value, 100,000 shares authorized	
Common stock, $0.01 par value, 60,000 shares issued and outstanding	600
Additional Paid In Capital	599,400
Accumulated Deficit during the development stage	(521,297)
TOTAL STOCKHOLDERS' EQUITY	78,703
(see Statement of Changes in Stockholder's Equity)	
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 351,717

See accompanying notes and auditors' report

MBROKER, INC
(A Development Stage Company)
Consolidated Statement of Income
For Years Ended March 31, 2004 and From The Date of Inception (January 02, 2003) To March 31, 2004

	For the year ended March 31, 2004	From The Date of Inception (January 02, 2003) to March 31, 2004
SALES	$ -	$ -
Cost of Goods sold	-	-
GROSS PROFIT (LOSS) FROM SALES	-	-
GENERAL AND ADMINISTRATIVE EXPENSES (schedule I)	454,085	520,497
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(454,085)	(520,497)
LESS PROVISION FOR INCOME TAXES		
Provision for income tax - State	(800)	(800)
NET (LOSS)	$ (454,885)	$ (521,297)

See accompanying notes and auditors' report

MBROKER, INC.
(A Development Stage Company)
Consolidated Statement of Changes in Stockholders' Equity
For the period Inception (January 02, 2003) to March 31, 2004

	Common Shares Outstanding	Common Stock	Additional Paid In Capital	Accumulated Deficit	TOTAL
Beginning Balance as of 4/01/2003	0	$ -	$ -	(66,412)	$ (66,412)
Sale of 25,000 shares for cash in June, 2003 at Par Value $0.01	25,000	$ 250	$ 249,750		250,000
Sale of 15,000 shares for cash in September, 2003 at Par Value $0.01	15,000	150	149,850		150,000
Sale of 10,000 shares for cash in November, 2003 at Par Value $0.01	10,000	100	99,900		100,000
Sale of 10,000 shares for cash in January, 2004 at Par Value $0.01	10,000	100	99,900		100,000
Net loss for the year ended March , 2004				(454,885)	(454,885)
Balance, March 31, 2004	60,000	600	599,400	(521,297)	78,703

See accompanying notes and auditors' report

MBROKER, INC.
(A Development Stage Company)
Consolidated Statement of Cash Flows
For Years Ended March 31, 2004 and From The Date of Inception (January 02, 2003) To March 31, 2004

	For the year ended March 31, 2004	From the date of Inception (January 02 , 2003) to March 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income(Loss)	$ (454,885)	$ (521,297)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation Expense	923	1,686
(Increase) decrease in:		
Deposits	(32,017)	(32,017)
Increase (decrease) in:		
Accounts Payable	201,787	269,841
Income tax payable	884	884
NET CASH PROVIDED(USED) BY OPERATING ACTIVITIES	(283,308)	(280,903)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Cash acquired from minority interest	2,289	2,289
Equipment Purchase	(763)	(3,168)
NET CASH PROVIDED(USED) BY INVESTING ACTIVITIES	1,526	(879)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Sale of capital stock	600	600
Additional Paid In Capital	599,400	599,400
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	600,000	600,000
NET INCREASE (DECREASE) IN CASH	318,218	318,218
CASH AT BEGINNING OF THE YEAR	-	-
CASH AT END OF THE YEAR	$ 318,218	$ 318,218

See accompanying notes and auditors' report

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Mbroker, Inc. is presented to assist in understanding the Company's financial statements. These accounting policies conform to generally accepted accounting policies and have been consistently applied in the preparation of the financial statements.

Description of Developmental stage Activities:

The Company, located in Wilmington, Delaware, has been in the development stage since its formation on January 2, 2003. The Company has been devoting substantial efforts to establishing a new business to provide high value offshore contact center and BPO services to brokerage and investment companies. Further, to ensure the highest levels of performance and customer satisfaction, the Company has also been devoting efforts to establishing strong domain expertise with a platform of high-end BPO services.

The Company has established its principal executive office in California and statement of designation by foreign corporation has been filed with the office of Secretary of State, California on April 24, 2003.

Initially, the Company was authorized to issue one class of stock to be designated "Common Stock" with a par value of $0.01. Total number of shares authorized to be issued were 1,000,000. On September 9, 2003, the Board of Directors authorized amendment to the Certificate of Incorporation by changing the Article thereof numbered "4". Pursuant to amendment to Article "4" the total number of shares to be issued by the Company was reduced from 1,000,000 to 100,000.

Principles of Consolidation

The consolidated financial statements include the financial statements of MbrokeR India which is 80% owned by MbrokeR Inc. All significant transactions and balances between the entities included in the consolidated financial statements have been eliminated.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from those estimates.

Property and Equipment:

Property and equipment consisting of equipments are carried at cost. Depreciation is computed based on the accelerated method over useful lives of the assets. The useful life of the assets is 5 years. When assets are retired or otherwise disposed of, the cost and the gain or loss on disposal is reflected in the financial statements.

Expenditures for major renewals and betterments that extend the useful life of the property and equipment are capitalized. Expenditures for minor repairs and maintenance are charged as incurred.

Property, plant and equipment consist of the following:

	Cost	Accumulated Depreciation	Net of Depreciation
Office equipment	$ 445	$ 49	$ 396
Computer Equipment	$ 2,723	$1,637	$1,086

NOTE 2 - RELATED PARTY TRANSACTIONS

The Mphasis Corporation, Msource India, and Msource Corporation (sister companies) have incurred expenses on behalf of the Company to the extent of $269,841 for the purpose of supporting Company's day to day operations.

NOTE 3 – LEASE COMMITMENTS

In January, 2004, the Company entered into a new office lease agreement on a month to month basis. The Company does not have any future lease commitment relating to this office lease.

NOTE 4 – INCOME TAXES

Operating Loss Carry forwards:

The Company has loss carry forwards totaling $520,381 that may be offset against future taxable income. If not used, the carry forwards will expire as follows:

Year 2022	$ 66,412
Year 2023	$ 453,969
	$ 520,381

Components- Current and Deferred:

The provisions for deferred tax benefit consist of the following components:

Carried forward loss –federal	$152,308
Carried forward loss - state	$ 40,131
	$192,439

Less:

Valuation allowance	$192,439
Net	-

The management of the Company believes that realization of deferred tax benefit in the near future is more likely to be unrealistic. Therefore corresponding deferred tax liability both current and non current has been recorded in the accompanying financial statements.

NOTE 5 – CONCENTRATION OF RISKS

The Company maintains cash deposit with the bank located in California. Bank deposits are insured by the Federal Deposit Insurance Corporation up to $ 100,000 per account. As of March 31, 2004 uninsured cash deposit was $207,689.

MBROKER, INC.
(A Development Stage Company)
Schedule I - Consolidated General and Administrative Expenses
For The Year Ended March 31, 2004 and From The Date of Inception (January 02, 2003) To March 31, 2004

	For the year ended March 31, 2004	From The Date of Inception (January 02, 2003) to March 31, 2004
GENERAL AND ADMINISTRATIVE EXPENSES		
Conveyance	$ 2,252	$ 2,252
Bank charges	155	155
Brokerage and Commission	1,429	1,429
Certification Fees	6,460	6,460
Continuing Education	-	18,423
Depreciation	923	1,686
Freight	3,336	3,336
Insurance	2,211	2,305
Legal and Professional	78,464	78,464
Link Costs	3,670	3,670
Manpower Costs	78,691	90,528
Medical Expense	-	228
Miscellaneous	2,016	2,016
Office Expense	36	991
Officers' Compensation	178,385	205,163
Outside Services	1,033	1,033
Postage & Delivery	2,290	2,290
Printing and Production	1,700	1,700
Recruitment Costs	944	944
Relocation Expense	18,422	18,422
Rent Expense	13,618	13,618
Rates and Taxes	84	84
Staff Benefits	3,320	3,320
Supplies	11	11
STPI Charges	916	916
Communication	4,275	4,521
Training Expense	7,981	7,981
Travel	39,643	46,731
Utilities	1,820	1,820
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 454,085	$ 520,497

See accompanying notes and auditors' report

MBROKER, INC.
(A Development Stage Company)
Schedule II - Consolidated Net Capital Computation
As of March 31, 2004

Assets	$	351,717
Liabilities	$	270,725
Net Worth	$	80,992
Additions	$	-
Deductions (Non-allowable Assets)	$	33,499
Tentative Net Capital (TNC)	$	47,493
Less Haircuts	$	-
Net Capital	$	47,493
Minimum Net Capital Requirement- Greater of: 1/8 of Aggregate Indeptedness (or) $5,000.00	$	33,841
120% of Net Capital	$	40,609
Excess (Deficient) Net Capital - I	$	13,652
Excess (Deficient) Net Capital - II	$	6,884

See accompanying notes and auditors' report

MbrokeR, Inc.

Net Capital Computation Under SEC Rule 15c3-1 of the Securities and Exchange Commission
As of March 31, 2004

Assets	$	351,717.00
Liabilities	$	270,725.00
Net Worth	$	80,992.00
Additions	$	0.00
Deductions (Non-allowable Assets)	$	33,499.00
Tentative Net Capital (TNC)	$	47,493.00
Less Haircuts	$	0.00
Net Capital	$	47,493.00
Minimum Net Capital Requirement- Greater of 1/8th of Aggregate Indeptedness (or) $5,000.00	$	33,840.63
Excess (Deficient) Net Capital	$	13,652.38

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of March 31, 2004):

Total assets, as reported in Company's Part II (unaudited) FOCUS Report		$	350,961.00
Audit adjustments to the following:			
Cash	$10,529.00		
Securities	$(9,156.00)		
Property	$ (618.00)		
Rounding	1.00	$	756.00
Assets- per above		$	351,717.00
Total liabilities, as reported in Company's Part II (unaudited) FOCUS Report			272,737.08
Audit adjustments to record accounts payable to affiliate companies $1,212.08 and income tax payable-state $800		$	(2,012.08)
Liabilities- per above		$	270,725.00
Cash, as reported in Company's Part II (unaudited) FOCUS Report			307,689.00
Audit adjustment to record cash balance in additional bank account		$	10,529.00
Cash- see accompanying independent auditor's report		$	318,218.00
Securities, as reported in Company's Part II (unaudited) FOCUS Report			9,156.00
Audit adjustment to net the amount due to and due from affiliate companies		$	(9,156.00)
Securities- see independent auditor's report		$	0.00
Property, as reported in Company's Part II (unaudited) FOCUS Report			2,100.00
Audit adjustment to record purchase of new assets and accelerated depreciation on fixed assets		$	(618.00)
Property- see independent auditor's report		$	1,482.00

ANNE TAHIM,
An Accountancy Corporation
http://www.annetahim.com

2331 W. Lincoln Avenue, Suite 300
Anaheim, California 92801
Telephone (714) 772-4744
Facsimile (714) 772-0650

Report of Independent Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Mbroker, Inc.

In planning and performing our audit of the financial statements of MbrokeR, Inc. ("Company") for the fiscal year ended March 31, 2004, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following: (1) making the quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17-a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation

ANNE TAHIM,
An Accountancy Corporation
http://www.annetahim.com

2331 W. Lincoln Avenue, Suite 300
Anaheim, California 92801
Telephone (714) 772-4744
Facsimile (714) 772-0650

of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all materials respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at March 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of Management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Anne Tahim, CPA

Anne Tahim, An Accountancy Corporation
Anaheim, California
June 30, 2004